Exhibit 12.1

WellPoint, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(millions of dollars, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2012		2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$2,358.4		$3,957.9		$4,353.8		$7,403.0		$3,122.4		$5,257.9
Interest expense, including amortization of debt discount and expense related to indebtedness	226.7		430.3		418.9		447.4		469.8		447.9
Estimated interest portion of rental expense	25.4		49.5		62.4		73.6		66.4		64.9

Total Earnings Available for Fixed Charges	$2,610.5		$4,437.7		$4,835.1		$7,924.0		$3,658.6		$5,770.7

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$226.7		$430.3		$418.9		$447.4		$469.8		$447.9
Estimated interest portion of rental expense	25.4		49.5		62.4		73.6		66.4		64.9

Total Fixed Charges	$252.1		$479.8		$481.3		$521.0		$536.2		$512.8

Ratio of earnings to fixed charges	10.36	x	9.25	x	10.05	x	15.21	x	6.82	x	11.25	x